October 3, 2018

VIA EDGAR

Gary Newberry
Lynn Dicker
Division of Corporation Finance
Office of Electronics and Machinery
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Rexnord Corporation
Form 10-K for the Fiscal Year Ended March 31, 2018
Filed May 14, 2018
File No. 001-35475

Dear Mr. Newberry and Ms. Dicker:
On behalf of Rexnord Corporation, a Delaware corporation, this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 25, 2018 (the “Comment Letter”) regarding the above referenced Form 10-K for the fiscal year ended March 31, 2018 (the “Form 10-K”).
For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the Company's response to such comment. Capitalized terms used and not defined herein have the meanings given in the Form 10-K. Page references in the text of this letter correspond to pages and captions in the Form 10-K. The terms “we,” “our” or the “Company” refer to Rexnord Corporation and its subsidiaries generally, not specifically to any individuals in particular.

Form 10-K for the Fiscal Year Ended March 31, 2018
Critical Accounting Estimates
Impairment of intangible assets and tangible fixed assets, page 34

1.	We note the impairment charge for the VAG reporting unit and the net carrying amount of goodwill at year-end. For each reporting unit that is not substantially in excess of carrying value and therefore at risk of failing step one of the goodwill impairment test, please provide the following disclosures in future filings:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Discussion of how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions, including specifics to the extent possible; and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350.

Response:
We acknowledge the Staff’s comment and the requirements included in Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350. In future filings, if a reporting unit is not substantially in excess of carrying value and therefore at risk of failing step one of the goodwill impairment test, we will include the requested disclosures to provide investors with that additional information.

Note 21 - Quarterly Results of Operations (unaudited), page 91

2.
We note the fourth quarter loss in fiscal year 2018. In future filings, please describe the effects of any unusual or infrequently occurring items recognized in each quarter. Refer to Item 302(a)(3) of Regulation S-K.

Response:
We acknowledge the Staff’s comment. In response thereto, we advise the Staff that in future filings, we will expand our quarterly results disclosure to discuss the nature of any unusual or infrequently occurring items that impacted our quarterly results of operations for the periods presented. For example, in our Annual Report on Form 10-K for the fiscal year ending March 31, 2019 we will expand our disclosure by adding a footnote to our results for the fourth quarter of fiscal 2018 indicating that the results were impacted by a $111.2 million non-cash impairment charge related to the anticipated divestiture of the VAG reporting unit.

* * * * * *

We trust that you will find this letter responsive to your comments. Please feel free to contact me or Patricia M. Whaley, the Company’s Vice President, General Counsel and Secretary at (414) 223-1611, if you have any questions or need further information.

Sincerely,
Mark W. Peterson
Senior Vice President and Chief Financial Officer

cc:     Patricia M. Whaley, Esq.